UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

58.COM INC.
(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)

31680Q104**
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share. No CUSIP has been assigned to the ordinary shares.

CUSIP No.	31680Q104
1.	NAMES OF REPORTING PERSONS Ohio River Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 36,805,000*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 36,805,000*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,805,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.27%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Such amount consists of 22,083,000 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 72,347,942 Class A ordinary shares outstanding as of June 30, 2014 as communicated by the Issuer to the Reporting Persons on June 30, 2014, which includes the 22,083,000 Class A ordinary shares directly held by Ohio River Investment Limited, plus 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 20.97%.

CUSIP No.	31680Q104
1.	NAMES OF REPORTING PERSONS Tencent Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 36,805,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,805,000*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,805,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.27%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Such amount consists of 22,083,000 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 72,347,942 Class A ordinary shares outstanding as of June 30, 2014 as communicated by the Issuer to the Reporting Persons on June 30, 2014, which includes the 22,083,000 Class A ordinary shares directly held by Ohio River Investment Limited, plus 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 20.97%.

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Class A ordinary shares, par value US$0.00001 per share (the “Class A Shares”) of 58.com Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”).  The address of the principal executive offices of the Issuer is Block E, The North American International Business Center, Yi 108 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China.

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing two Class A Shares, are listed on the New York Stock Exchange under the symbol “WUBA.”  The Reporting Persons (as defined below), however, only beneficially own Ordinary Shares.

In addition to Class A Shares, the Issuer also has outstanding Class B ordinary shares, par value US$0.00001 per share (the “Class B Shares”, and together with the Class A Shares, the “Ordinary Shares”). The Class B Shares have the same rights as the Class A Shares, except for voting and conversion rights.  Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes and is convertible into one Class A Share at any time by the holder thereof.  The Class A Shares are not convertible into Class B Shares under any circumstances.

Item 2.  Identity and Background

(a) – (c), (f)  This Statement is being filed by:

(i)  Tencent Holdings Limited, a Cayman Islands company (“Tencent”); and

(ii)  Ohio River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Ohio River”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement filed herewith as Exhibit 1.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The address of Tencent’s principal office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of Ohio River’s principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.  Ohio River is a direct wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Tencent is an internet service portal in China providing value-added internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each executive officer and director of Tencent and Ohio River, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e)  None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On June 30, 2014, Ohio River acquired 22,083,000 Class A Shares and 14,722,000 Class B Shares (the “Securities”) from the Issuer for a purchase price of US$20 per share (the “Share Subscription”) pursuant to an investment agreement dated June 27, 2014 between the Issuer and Ohio River (the “Investment Agreement”). On June 30, 2014, Ohio River paid US$736,100,000 in cash to the Issuer (the “Subscription Price”).

Ohio River used funds from an affiliate, which is a wholly owned subsidiary of Tencent, to pay the Subscription Price.

Item 4.  Purpose of Transaction

As described in Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4, this Statement is being filed in connection with the acquisition of the Securities by Ohio River pursuant to the Investment Agreement. As a result of the transactions described in this Statement, the Reporting Persons acquired approximately 42.27% of the total Class A Shares outstanding on June 30, 2014 and received the right to appoint one director on the board of directors of the Issuer.

The Reporting Persons acquired the Securities for investment purposes and in connection with the transactions contemplated under the Investment Agreement.  Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the memorandum and articles of association of the Issuer, as well as any restrictions under the transaction documents described under Item 6 below, the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications and suggestions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Ordinary Shares or other financial instruments of or related to the Issuer (such as the Issuer’s ADSs) or selling some or all of their beneficial holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as set forth in this Statement or in the transaction documents described under Item 6 below, neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any person named in Appendix A hereto has any plans or proposal which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals, subject to compliance with applicable laws).

Item 5.  Interest in Securities of the Issuer

(a) — (b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 22,083,000 Class A Shares and 14,722,000 Class B Shares.

Based on a total of (i) 72,347,942 Class A Shares outstanding as of June 30, 2014, as communicated by the Issuer to the Reporting Persons on June 30, 2014, which includes 22,083,000 Class A Shares newly issued by the Issuer to Ohio River under the Investment Agreement, and (ii) 14,722,000 Class B Shares newly issued by the Issuer to Ohio River under the Investment Agreement (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares), the Reporting Persons beneficially held approximately 42.27% of the total Class A Shares outstanding on June 30, 2014.  Based on a total of 72,347,942 Class A Shares and 103,170,001 Class B Shares outstanding as of June 30, 2014, as communicated by the Issuer to the Reporting Persons on June 30, 2014, each of which respectively include the 22,083,000 Class A Shares and 14,722,000 Class B Shares newly issued by the Issuer to Ohio River under the Investment Agreement (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares), the Reporting Persons beneficially held approximately 20.97% of the total Ordinary Shares outstanding on June 30, 2014.  Based on their holdings of Ordinary Shares, the Reporting Persons control approximately 15.33% of the total voting power of the total Ordinary Shares outstanding as described above as of June 30, 2014.  The percentage of voting power was calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s holders of Class A Shares and Class B Shares as a single class as at the date of June 30, 2014.  Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix A hereto beneficially owns any Shares.

(c) Except as described in this Statement, there have been no transactions in the Ordinary Shares by the Reporting Persons during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions in the Ordinary Shares by any of the persons identified in Appendix A hereto during the past 60 days.

The information set forth in Item 3 above and in Item 6 is also incorporated herein by reference.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investment Agreement

The information set forth in Item 3 above is incorporated herein by reference.

The Investment Agreement contains customary representations and warranties from each of the Issuer and Ohio River, and customary indemnities from the Issuer, for a transaction of this nature.  Pursuant to the Investment Agreement, the Issuer used a portion of the proceeds from the Share Subscription to repurchase certain Class B Shares from certain of its existing shareholders concurrently with such Share Subscription.

The foregoing description of the Investment Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Investment Agreement. A copy of the Investment Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

Investor Rights Agreement

On June 30, 2014, simultaneously with the Share Subscription, Ohio River entered into an investor rights agreement (the “Investor Rights Agreement”) with the Issuer, Jinbo Yao and Nihao China Corporation (collectively, the “Founder Parties”). Pursuant to the Investor Rights Agreement, Ohio River received certain governance and other rights, a brief summary of which is set forth below.

Board Representation: As long as Ohio River holds at least 50% of the Ordinary Shares held by it as of the date of the Investor Rights Agreement, Ohio River is entitled to (i) appoint one director (the “Investor Director”) to the board of directors of the Issuer; and (ii) if the Investor Director is not a member of any committee of the board of the Issuer, the Investor Director has the right, as a non-voting observer, to attend meetings of any such committee, provided that the chairman of such committee may, at his or her discretion, exclude the Investor Director from any meeting of such committee or portions thereof if he or she believes in good faith that such exclusion is appropriate or necessary.

Restrictions on Transactions with Certain Persons: As long as Ohio River holds at least 50% of the Ordinary Shares held by it as of the date of the Investor Rights Agreement, without the prior written approval of Ohio River, neither the Issuer nor any of its subsidiaries will effect, and no Founder Party will vote in favor of any (i) change of control with certain persons to be mutually agreed between the Issuer and Ohio River (an “Adverse Person”); or (ii) issuance of equity securities to any Adverse Person other than in an underwritten public offering.

Transfer Restriction: For three years from the date of the Investor Rights Agreement, without the prior written approval of Ohio River and for so long as Ohio River has not transferred any of its Ordinary Shares owned as of the date of the Investor Rights Agreement to any person other than an affiliate of Tencent, no Founder Party will transfer any securities to any Adverse Person, other than in an underwritten public offering or on the open market.

Preemptive Rights: As long as Ohio River holds at least 50% of the Ordinary Shares held by it as of the date of the Investor Rights Agreement, Ohio River will have customary preemptive rights to purchase, on a pro rata basis, any proposed issuance of securities by the Issuer, except in connection with: (i) issuances under share option and similar plans approved by the Issuer, which in aggregate over the 12-month period preceding such issuance do not exceed 20% of the then total outstanding share capital of the Issuer; (ii) issuances in a bona fide business acquisition by the Issuer or its subsidiaries, which in aggregate over the 12-month period preceding such issuance do not exceed 20% of the then total outstanding share capital of the Issuer; and (iii) issuances to persons that the Issuer has bona fide business relations for non-equity financing purposes, which in aggregate over the 12-month period preceding such issuance do not exceed 1% of the then total outstanding share capital of the Issuer.

Registration Rights: Ohio River has certain customary demand, piggyback and Form F-3 shelf registration rights with respect to the registrable securities held by it, which registration rights terminate upon the earlier of (i) the fifth anniversary of the date of the Investor Rights Agreement; and (ii) at such time as all registrable securities held by Ohio River may be sold in any 90-day period without registration pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended.

The foregoing description of the Investor Rights Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Investor Rights Agreement.  A copy of the Investor Rights Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated July 10, 2014, between Ohio River Investment Limited and Tencent Holdings Limited

Exhibit 2:	Investment Agreement, dated June 27, 2014, between 58.com Inc. and Ohio River Investment Limited

Exhibit 3:	Investor Rights Agreement, dated June 30, 2014, among 58.com Inc., Ohio River Investment Limited, Jinbo Yao and Nihao China Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2014

OHIO RIVER INVESTMENT LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Chairman of the Board

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF OHIO RIVER INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Ohio River Investment Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Ohio River Investment Limited.
Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director
Executive officers:
N/A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.
Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Director
Charles St Leger Searle	Republic of South Africa	Director
Jacobus Petrus Bekker	Republic of South Africa	Director
Li Dong Sheng	People’s Republic of China	Director
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)	Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Director
Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
Zhang Zhidong	People’s Republic of China	Chief Technology Officer
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Senior Vice President and Chief Financial Officer